Room 4561
								February 22, 2006


Mr. Michael Green
MIAD Systems, Ltd.
43 Riviera Drive, Unit 6
Markam, Ontario
Canada L3R 5J6

Re:	MIAD Systems, Ltd.
      Item 4.01 Form 8-K /A
      Filed February 17, 2006
      Form 10-KSB for the Fiscal Year Ended September 30, 2005
      Filed December 29, 2005
	File No.  000-30801

Dear Mr. Green:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A Filed February 17, 2006

1. We note the updated Exhibit 16 letter provided by Sloan
Partners
LLP. This letter appears to be inconsistent with the disclosure in your Form 8-K. In this regard we note that you disclose that Sloan
Partners LLP resigned yet the reference to "replacement" in the
Exhibit 16 letter appears to indicate that Sloan Partners may have been dismissed. Please clarify whether Sloan Partners was dismissed or resigned and explain why Sloan Partners letter refers to their "replacement." Additionally, please request that Sloan Partners provide a revised letter that conforms to the disclosures made in the
Form 8-K.

Form 10-KSB for the Fiscal Year Ended September 30, 2005

2. Please provide a response to prior comment number three from our letter dated February 14, 2006.

       As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408 or me at (202) 551-3489 if you have questions regarding these comments.

							Sincerely,



      Brad Skinner
							Accounting Branch Chief
??

??

??

??

Mr. Michael Green
MIAD Systems, Ltd.
February 22, 2006
Page 3